                    Exhibit 99.1 - Explanation of Responses

        On November 20, 2007, the 2,708,686 and 91,314 shares of Series A
Cumulative Redeemable Convertible Preferred Stock (the "Series A Preferred
Stock") of Virtual Radiologic Corporation, a Delaware corporation (the
"Company"), held by Generation Capital Partners II LP and Generation Members'
Fund II LP, respectively, were automatically converted into shares of the
Company's common stock (the "Common Stock") in connection the closing of the
Company's initial public offering. Each share of Series A Preferred Stock converted into one share of Common Stock.

        In addition, Generation Members' Fund II LP and Generation Capital
Partners VRC LP hold 173,786 and 1,156,914 shares, respectively, of Common
Stock. Generation Members' Fund II LP, Generation Capital Partners VRC LP and
Generation Capital Partners II LP are collectively referred to herein as the
"Generation Funds."

        Generation Partners II LLC is the general partner of Generation Capital
Partners II LP and Generation Members' Fund II LP. Generation Partners VRC LLC
is the general partner of Generation Capital Partners VRC LP. Mark E. Jennings,
the reporting person, is a Managing Partner of Generation Partners and Andrew P.
Hertzmark is a Partner of Generation Partners. Messrs. Jennings and Hertzmark
may be deemed to be the beneficial owners of any securities that may be deemed to be owned by the Generation Funds. Messrs. Jennings and Hertzmark disclaim beneficial ownership of such securities except to the extent of any indirect pecuniary interest therein. The address of each of the Generation Funds is One
Greenwich Office Park, Greenwich, CT 06831.